OFFICER'S CERTIFICATE

TO:

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers

DATE:

May 1, 2009

RE:

Corriente Resources Inc. (the "Company") - Annual General Meeting (the "Meeting") - Abridgment of Time Pursuant to National Instrument 54-101 (the "Instrument")

The undersigned, Darryl Jones, signing in my capacity as Chief Financial Officer of the Company and not in my personal capacity, hereby certifies that the Company:

(a)

is relying upon Section 2.20 of the Instrument, Abridging Time;

(b)

has arranged to have proxy-related materials for the Meeting sent in compliance with the Instrument to all beneficial owners at least 21 days before the date fixed for the Meeting; and

(c)

has arranged to have carried out all of the requirements of the Instrument in addition to those described in paragraph (b) above.

Dated at Vancouver, BC, this 1st day of May, 2009.

/s/ Darryl Jones
Darryl Jones, Chief Financial Officer